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                 June 18, 2024

       Jeremy Henderson-Ross
       General Counsel
       Global Blue Group Holding AG
       Zurichstrasse 38
       8306 Bruttisellen, Switzerland

                                                        Re: Global Blue Group
Holding AG
                                                            Registration
Statement on Form F-3
                                                            Filed June 10, 2024
                                                            File No. 333-280087

       Dear Jeremy Henderson-Ross:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Uwem Bassey at 202-551-3433 or Matt Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Xiaohui (Hui) Lin